Caterpillar Financial
Services Corporation
2120 West End Avenue
Nashville, TN 37203

July 18, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Gus Rodriguez, Accounting Branch Chief

Re:	Caterpillar Financial Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 18, 2014
Responses dated April 3 and April 30, 2014
File No. 001-11241

Dear Mr. Rodriguez:

Caterpillar Financial Services Corporation (“Cat Financial”) appreciates the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated June 10, 2014 (the “Comment Letter”) regarding Cat Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) and hereby responds to the Comment Letter. For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter followed by Cat Financial’s response.

Form 10-K filed for the period ended December 31, 2013

Notes to Consolidated Financial Statements

Note 11-Income Taxes, page 67

COMMENT:

1.
We note your response to prior comments ten and twelve in our letter dated March 26, 2014. You indicate that an entity’s earnings that are subject to taxation may not correlate to where an entity is located. In order for a reader to more clearly understand your income tax disclosures, please tell us and revise MD&A, in future filings, to address the tax rate differentials between the locations in which earnings are subject to taxation compared to where the income taxes are paid

CAT FINANCIAL RESPONSE:

At times, our entities conduct business across multiple jurisdictions, which can result in those entities being subject to and paying tax in multiple jurisdictions. However, Cat Financial pays income taxes in the jurisdictions where earnings are subject to taxation.

U.S. Securities and Exchange Commission
July 18, 2014

As an example, due to the worldwide nature of the U.S. tax system, the non-U.S. activities of U.S. entities can be simultaneously subject to tax in the U.S. and in a foreign country. The non-U.S. taxes paid are potentially available as a credit to offset U.S. tax. These credits result in a net tax rate equivalent to the U.S. tax rate, as tax due in excess of the non-U.S. rate is paid in the U.S.

Other countries have similar tax rules that impose tax on entities conducting business in multiple jurisdictions. Taxes paid in the other jurisdictions can often offset tax in the country of incorporation, again resulting in a net tax rate equivalent to the home country tax rate.

While tax laws are complex and require judgment in interpretation, Cat Financial appropriately computes and pays taxes in all jurisdictions where earnings are subject to taxation. There is no differential between the tax rates of the locations in which our earnings are subject to tax compared to the tax rates at which we pay income tax.

In response to the Staff’s comment, we propose to expand our MD&A disclosure beginning with our Annual Report on Form 10-K for the year ending December 31, 2014. The expanded disclosure will include language substantially consistent with the following:

Income taxes are based on the statutory tax rate of the jurisdiction where earnings are subject to taxation which may differ from the jurisdiction where that entity is incorporated. Taxes are paid in the jurisdictions where earnings are subject to taxation.

The annual tax rate differs from the U.S. statutory rate primarily due to results of non-U.S. subsidiaries being subject to statutory tax rates which are generally lower than the U.S. rate of 35%.

Cat Financial hereby acknowledges that:

•	Cat Financial is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Cat Financial’s filings; and

•	Cat Financial may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please do not hesitate to contact me at (615) 341-1016 or by email at Jim.Duensing@cat.com or Kendrick Vaughn, Securities Attorney, by phone at (615) 341-1043 or by email at Kendrick.Vaughn@cat.com.

Sincerely,

Caterpillar Financial Services Corporation

By:	/s/James A. Duensing
James A. Duensing
Executive Vice President and Chief Financial Officer

cc:	Marc Thomas, Staff Accountant, U.S. Securities and Exchange Commission
Leslie S. Zmugg, General Counsel, Caterpillar Financial Services Corporation